UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011.

Commission File Number 1-14728

Lan Airlines S.A.
(Translation of registrant’s name into English)

Av. Presidente Riesco 5711, Piso 20
Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether  by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Santiago, April 6, 2011

Mr. Fernando Coloma Correa
Commissioner
Securities and Insurance Commission
Hand Delivery

Re:  Disclosure of MATERIAL EVENT

Dear Commissioner:

According to articles 9 and 10 of Securities Market Law 18,045, General Rule 30 and Title XVI of Companies Law 18,046 on related party transactions, under due authority of the Board of Directors of LAN Airlines S.A. (“LAN”), Securities Registration 306, I hereby disclose the following MATERIAL EVENT:

Today, LAN Cargo S.A. and Inversiones LAN S.A., subsidiaries of Lan Airlines S.A. (“LAN”), as sellers, and Servicios de Transporte Limitada and Inversiones Betmin SpA, subsidiaries of Bethia S.A. (“Bethia”), as buyers, executed a purchase agreement regarding 100% of the capital in the LAN subsidiaries Blue Express Intl. Servicios de Transporte Limitada and Blue Express S.A., which are engaged in ground courier service.  This agreement was the subject of the purchase promise made by LAN Cargo S.A., Inversiones LAN S.A. and Bethia S.A. on January 24, 2011, disclosed to the Commission as a material event on January 25, 2011.

As disclosed at that time, since Bethia is related to LAN according to article 100 of Securities Market Law 18,045, the Audit Committee and LAN Board of Directors complied with Title XVI of Companies Law 18,046 and approved the aforesaid purchase at their meetings on January 25, 2011.

The purchase agreement was executed in the terms agreed in the purchase promise.

Very sincerely yours,

Alejandro de la Fuente Goic
Chief Financial Officer
LAN Airlines S.A.

cc:	Santiago Stock Exchange
Electronic Exchange of Chile
Valparaíso Securities Exchange

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2011

LAN AIRLINES S.A.

By:	/s/ Cristian Toro Cañas
	Name:	Cristian Toro Cañas
	Title:	Senior Vice President and General Counsel